SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K






[X]  ANNUAL REPORT  PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE ACT OF
     1934

For the fiscal year ended December 31, 2000


                                       OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to _________________

Commission file number 1-7155 (The Dun & Bradstreet Corporation)


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

 Profit Participation Plan of The Dun & Bradstreet Corporation.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Dun & Bradstreet Corporation, One Diamond Hill Road, Murray Hill, NJ 07974.


                              REQUIRED INFORMATION

     The required financial statements are attached to this report.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee of The Dun & Bradstreet Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


PROFIT PARTICIPATION PLAN of THE DUN & BRADSTREET CORPORATION (Name of Plan)



                                          BY: /s/   Chester J. Geveda Jr.
                                                 _____________________________
                                                    Chester J. Geveda Jr.
                                                 Vice President & Controller
                                                Acting Chief Financial Officer


Date: June 28, 2001

                            Profit Participation Plan
                       of The Dun & Bradstreet Corporation
                          Index to Financial Statements
     ---------------------------------------------------------------------------


                                                                         Pages

Report of Independent Accountants                                          1

Statements of Net Assets Available for Plan Benefits as of
 December 31, 2000 and 1999                                                2

Statement of Changes in Net Assets Available for Plan Benefits
   For the year ended December 31, 2000                                    3

Notes to Financial Statements                                            4 - 10

Schedule of Assets Held for Investment Purposes                            11




                        Report of Independent Accountants


To the Employee Benefits Committee of the Board of Directors of
The Dun & Bradstreet Corporation:


In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Profit Participation Plan of The Dun & Bradstreet Corporation (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




PRICEWATERHOUSECOOPERS LLP



June 15, 2001

Profit Participation Plan of
The Dun & Bradstreet Corporation
Statements of Net Assets Available for Plan Benefits
(Dollars in Thousands)
--------------------------------------------------------------------------------


                                            December 31,        December 31,
                                               2000                1999

Assets


Investments (See Note 3)                       $777,037           $935,350


Net Assets Available for Plan Benefits         $777,037           $935,350







              See accompanying notes to the financial statements.

Profit Participation Plan of
The Dun & Bradstreet Corporation
Statement of Changes in Net Assets Available for Plan Benefits
(Dollars in Thousands)
--------------------------------------------------------------------------------

                                                                                                  Year Ended
                                                                                                 December 31,
                                                                                                     2000
Additions:
    Additions to net assets attributed to:
      Investment (loss) income:
        Net depreciation in fair value of investments                                              $ (45,102)
        Interest                                                                                      15,119
        Dividends                                                                                      9,351

                                                                                                     (20,632)
        Less investment expenses                                                                        (113)

             Net Investment Loss                                                                     (20,745)
    Contributions:
      Participant                                                                                     31,517
      Employer                                                                                        12,502

             Total Contributions                                                                      44,019

             Total Additions                                                                          23,274

Deductions:
    Deductions from net assets attributed to:
      Benefits paid to participants                                                                   98,287
      Transfer to the Profit Participation Plan of the Moody's Corporation                            83,300

             Total Deductions                                                                        181,587

             Net Decrease                                                                           (158,313)

Net assets available for plan benefits:
    Beginning of year                                                                                935,350

    End of year                                                                                    $ 777,037




                          Profit Participation Plan of
                        The Dun & Bradstreet Corporation
                        Notes to the Financial Statements

1.       Background and Plan Description

         The Dun & Bradstreet Corporation established The Dun & Bradstreet Defined Contribution Plan Trust (the "Trust") for the purpose of holding the assets of The Profit Participation Plan of The Dun & Bradstreet Corporation (the "Plan").

         On September 30, 2000, (the "2000 Distribution Date"), the company then known as The Dun & Bradstreet Corporation ("Old D&B") separated into two independent, publicly traded companies - The New D&B Corporation (the "Company") and Moody's Corporation ("Moody's"). The separation was accomplished through a tax-free distribution to shareholders of Old D&B (the "2000 Distribution") of all of the shares of common stock of the company. For every two shares of common stock of Old D&B held, shareholders received one share of common stock of the Company. Following the 2000 Distribution, Old D&B was renamed "Moody's Corporation" and the Company was renamed "The Dun & Bradstreet Corporation." Prior to the 2000 Distribution, the business of the Company consisted solely of the business of supplying credit, marketing and purchasing information as well as receivables management services (the "D&B Business"), and the business of Old D&B (other than the Company and its subsidiaries) consisted solely of the business of providing ratings and related research and risk management services (the "Moody's Business").

         The existing Plan was adopted by the Company as of the separation date. The Plan retained the balances of the Company's active and disabled participants as well as all retirees and vested terminated participants of Old D&B as of the separation date. Moody's participants were given the option to keep their balances as of separation date in the Plan or transfer their balances to the Profit Participation Plan of Moody's Corporation ("Moody's Plan"). Absent an election to remain in the Plan, all balances of Moody's active and disabled participants as of the separation date were transferred to the Moody's Plan. Moody's active and disabled participants who elected to remain in the Plan cannot make contributions to the Plan.

         The following summary of major Plan provisions in effect for the Plan year is provided for general information purposes only. Participants should refer to the Plan document for more complete description of the Plan's provisions. The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         Eligibility
         Full time associates of the Company are immediately eligible to participate in the Plan on their date of hire. Part time associates who work at least one thousand hours during the consecutive twelve-month period following employment, or in any calendar year thereafter, are eligible to participate in the Plan.

         Contributions
         Participants contribute to the basic Plan by authorizing payroll deductions between 1% and 6% of their creditable compensation as defined in the Plan. The Company makes matching contributions equal to a minimum of 50% of aggregate participants contributions. If the average increase in earnings per share ("EPS"), as defined in the Plan, of common stock of The Dun & Bradstreet Corporation for any Plan year and the immediately preceding Plan year is greater

                          Profit Participation Plan of
                        The Dun & Bradstreet Corporation
                    Notes to the Financial Statements (cont.)

1.       Background and Plan Description (cont.)

         than 5%, the Company may contribute an additional percentage of the aggregate participant contributions. The percentage of additional Company matching contributions depends on the 2-year average increase in EPS and a participant's total years of service.

         Participants may also make additional contributions to the Investment Plan (which are not eligible for Company matching contributions) under an Investment Plan addendum to the basic Plan by authorizing payroll deductions between 1% and 10% of their creditable compensation as defined in the Plan.

         Participants' contributions under the basic Plan and additional contributions under the Investment Plan may be made in the form of contributions from after-tax earnings and/or contributions from before-tax earnings, which have the effect of reducing current taxable earnings for federal income tax purposes. A participant's aggregate contributions may not exceed 16% of the participant's creditable compensation (up to 6% in contributions under the basic Plan and up to 10% in contributions under the Investment Plan) subject to an overall limit on before-tax contributions imposed by the Internal Revenue Code
         (IRC).

         Individual Accounts
         A separate account is established and maintained for each Plan participant. Contributions are invested in one or more of the Plan's investment funds as designated by the participant. Participants are not permitted to invest more than 50% of their account balance in The Dun & Bradstreet Common Stock Fund. Income earned and net appreciation or depreciation on Plan investments for a given fund is allocated in proportion to the participant's account balance in that fund on a daily basis.

         Payment of Benefits
         Upon termination of service with the Company, participants become eligible for a lump sum distribution of the vested portion of their account balance. Retired and terminated participants who have an account balance in excess of $5,000 may elect various forms of deferred distribution.

         Participant Loans
         Participants may obtain loans from the Plan, which are secured by the vested balance in their account. The Plan limits the total number and amount of loans outstanding at any time for each participant, of up to two general-purpose loans and a principal residence loan. The minimum loan is $500 and the maximum is the lower of 50% of a participant's vested account balance or $50,000. The maximum applies to all outstanding loans. Interest rates applicable to Plan loans are based on the prime rate as reported in The Wall Street Journal on the last business day of the month before the loan is processed plus 200 basis points.

         Vested Benefits and Forfeitures
         Participants are immediately vested in their voluntary contributions plus actual earnings thereon. The Plan provides for 100% vesting in the value of Company contributions plus actual earnings thereon.

                          Profit Participation Plan of
                        The Dun & Bradstreet Corporation
                    Notes to the Financial Statements (cont.)

1.       Background and Plan Description (cont.)

         to a participant's Plan account after three years of service beginning on the participant's initial to employment date with the Company. In addition, a participant becomes 100% vested in the value of Company contributions immediately upon attainment of age 65 or if they become totally and permanently disabled or die.

         Amounts forfeited by nonvested or partially vested participants who terminated employment during the year ended December 31, 2000 were $517,068. Forfeited amounts reduce future Company contributions.

         Administration of the Plan
         The Plan is administered by the Employee Benefits Committee which is appointed by the Board of Directors of the Company. Fidelity Management Trust Company ("The Trustee") are the Trustees of the Plan and has custody of the Plan's assets. The expenses of administering the Plan are paid by the Company except for investment management fees which are charged to the Plan.

         Plan Termination
         While the Company has not expressed any intent to discontinue its contributions or to terminate the Plan, it is free to do so at any time subject to the provisions of the ERISA and the Internal Revenue Code which state that, in such event, all participants of the Plan shall be fully vested in the amounts credited to their accounts.

2.       Summary of Significant Accounting Policies

         Basis of Accounting
         The financial statements of the Plan are prepared on the accrual method of accounting.

         Use of Estimates
         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

         Risks and Uncertainties
         The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Certain investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in valuations in the near term could materially affect participants' account balances and the amounts reported in The Statements of Net Assets Available for Plan Benefits and The Statement of Changes in Net Assets Available for Plan Benefits.

                          Profit Participation Plan of
                        The Dun & Bradstreet Corporation
                    Notes to the Financial Statements (cont.)

         Summary of Significant Accounting Policies (cont.)

         Payment of Benefits
         Benefits are recorded when paid.

         Investment Valuation
         Investments in securities of regulated investment companies are valued at the closing fund share price on the last business day of the period. The Plan has entered into benefit responsive investment contracts with various insurance companies.

         The Plan maintains the contributions in the Special Fixed Income Fund. The Special Fixed Income Fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Such contracts are included in the financial statements at contract value as reported to the Plan by the respective contract issuers. Contract values represent contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants direct the withdrawal of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates ranged from 5.47% to 7.14% for 2000 and 5.47% to 6.91% for 1999 and the crediting interest rates are fixed for the duration of such contracts.

         Investment Transactions and Investment Income
         Purchase and sales of securities are reflected on a trade date basis. Dividend income is recorded on the ex-dividend date. Income from other investment is recorded as earned on an accrual basis.

          Summary  of  Recent  Accounting   Pronouncements
          In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

          SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan is required to adopt SFAS No. 133 effective January 1, 2001. Management has not yet been able to determine the impact of SFAS No. 133 on the Plan financial statements as a result of the inconsistency in accounting literature between SFAS No. 133, requiring derivatives to be measured at fair value, and the AICPA Audit and Accounting Guide on "Audits of Employee Benefit Plans" and Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans", requiring benefit responsive investment contracts (including synthetic GICs) to be measured at contract value. Until this discrepancy is resolved, management is unable to determine the impact that SFAS No. 133 will have on the Plan financial statements. The carrying value of those instruments is $216,518,787 at December 31, 2000.

         The actual impact on the Plan's net assets available for plan benefits of adopting SFAS No. 133 will be made based on the derivative positions and hedging relationships at the date of adoption.

                          Profit Participation Plan of
                        The Dun & Bradstreet Corporation
                    Notes to the Financial Statements (cont.)


3.       Investments

         The Plan currently offers the following thirteen funds:

1. The Special Fixed Income Fund is invested in investment contracts with one or more insurance companies and/or other financial institutions. The interest rate of each contract depends on market conditions when the contract is negotiated.

2. The PIMCO Total Return Fund is invested primarily in investment-grade bonds, including U.S. government, corporate, - mortgage-backed and foreign bonds.

3. The Balanced Index Fund is invested in approximately 60% of the S&P 500 and approximately 40% in U.S. fixed income securities. Investments are included in Barclays Global Investors Equity Index Fund T and Barclays Global Investors US Debt Fund K.

4. The Dun & Bradstreet Common Stock Fund is invested primarily in the common stock of The Dun & Bradstreet Corporation.

5. The Moody's Corporation Common Stock Fund is invested primarily in the common stock of Moody's Corporation.

6. The Fidelity Aggressive Growth Fund is invested primarily in common stocks of domestic and foreign issuers. The fund focuses on medium-sized companies, but may also invest in larger or smaller companies and foreign companies.

7. The Fidelity Blue Chip Growth Fund is invested in common stocks of well-known and established companies considered "blue chip" by the investment manager. The fund may also invest in companies with strong earnings and future growth potential that the fund's manager believes is positioned to become the "blue chips" of the future.

8. The Fidelity Diversified International Fund is invested at least 65% in stocks of companies based outside of the U.S. The investment manager may invest in emerging markets, convertible securities and cash-equivalent investments.

9. The Fidelity Equity Income Fund is normally invested at least 65% in assets of income-producing equity securities, which tend to lead to investments in large-cap stocks. The fund may also invest in other types of equity and debt securities, including lower-quality debt securities.

10. The Fidelity Low-Priced Stock Fund is invested primarily in "low-priced" common stocks. Low-priced stocks that are priced at or below $35 per share at time of investment. Often these are stocks of smaller, less well-known companies that the fund manager considers undervalued.

11. The Mid and Small Capitalization Index Fund is invested in stocks of predominantly medium-and small-sized U.S. companies. The fund will consider investing in substantially all U.S. common stocks that are not included in the S&P 500 Index. Investments are included in Barclays Global Investors Extended Equity Market Fund K.

                          Profit Participation Plan of
                        The Dun & Bradstreet Corporation
                    Notes to the Financial Statements (cont.)

Investments (cont.)

12. The International Equity Index Fund is invested in stocks in more than 1,000 highly capitalized companies in 20 developed countries located in Western Europe, Australia, Japan and the Pacific Rim. Investments are included in Barclays Global Investors EAFE Equity Index Fund T.

13. The S&P 500 Index Fund is invested in all of the stocks included in the S&P 500 Index, which contains 500 predominantly large U.S. - based companies. Investments are included in Barclays Global Investors Equity Index Fund T.

The Moody's Corporation Common Stock Fund was created on September 30, 2000 following the 2000 Distribution.

Investments held by the Plan at December 31, 2000 and 1999 are summarized as follows (in thousands):


                                                                               December 31,
                                                                             2000          1999

Common Stocks                                                                 $80,393       $67,398
Common/Collective Trusts                                                      384,245       541,765
Mutual Funds                                                                   74,031        46,943
Insurance Contracts                                                           216,519       255,082
Money Market Funds                                                             11,942        12,369
Participant Loans                                                               9,907        11,793

             Total Investments Held by the Plan                              $777,037      $935,350


Investments that represent 5% or more of the Plan's net assets at December 31, 2000 and 1999 are identified as follows (in thousands):



                                                                                   December 31,
                                                                              2000             1999

Barclays Global Investors Equity Index Fund T                                 $ 318,155        $ 452,340
Moody's Corporation Common Stock                                                 51,775                -
Fidelity Aggressive Growth Fund                                                  39,793                -
The Dun & Bradstreet Corporation Common Stock                                         -           67,398
Other (investments individually less than 5%)                                   367,314          415,612

             Total Investments                                                $ 777,037        $ 935,350



                          Profit Participation Plan of
                        The Dun & Bradstreet Corporation
                    Notes to the Financial Statements (cont.)

         During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

                                                                                           Year Ended
                                                                                          December 31,
Net (Depreciation)/Appreciation:                                                              2000

PIMCO Total Return Fund                                                                          $    166
Balanced Index Fund                                                                                  (278)
Dun & Bradstreet Common Stock Fund                                                                 25,343
Moody's Corporation Common Stock                                                                   (4,237)
Fidelity Aggressive Growth Fund                                                                   (23,417)
Fidelity Blue Chip Growth Fund                                                                     (2,598)
Fidelity Diversified International Fund                                                            (1,211)
Fidelity Equity Income Fund                                                                            37
Fidelity Low-Price Stock Fund                                                                          24
Mid and Small Capitalization Index Fund                                                            (3,224)
International Equity Index Fund                                                                    (3,723)
S&P 500 Index Fund                                                                                (31,984)

             Total net depreciation                                                            $  (45,102)


4.       Tax Status

         The Internal Revenue Service has determined and informed the Company by a letter dated August 18, 1999, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5.       Related-Party Transactions

         Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $112,609 for the year ended December 31, 2000.

                          Profit Participation Plan of
                        The Dun & Bradstreet Corporation
--------------------------------------------------------------------------------


                 Schedule of Assets Held for Investment Purposes


                             As of December 31, 2000



                                                                     Price Per      Number of       Fair Market
                    Description of Investments                      Share/Unit     Shares/Units        Value

Common Stocks:
    The Dun & Bradstreet Corporation Common Stock                        25.8750       1,106,007     $ 28,617,931
    Moody's Corporation                                                  25.6875       2,015,560       51,774,698
                                                                                                       80,392,629
Common/Collective Trusts:
    Barclays Global Investors Equity Index Fund T                        36.9981       8,599,216      318,154,769
    Barclays Global Investors US Debt Fund K                             15.5700         807,705       12,575,963
    Barclays Global Investors Extended Equity Market Fund K              24.7214       1,418,859       35,076,119
    Barclays Global Investors EAFE Equity Index Fund T                   10.3977       1,773,346       18,438,686
                                                                                                      384,245,537
Mutual Funds:
    Fidelity Equity-Income Fund                                            53.43       74,763.20        3,994,598
    Fidelity Blue Chip Growth Fund                                         51.53      301,225.31       15,522,140
    Fidelity Low-Price Stock Fund                                          23.12      103,456.88        2,391,923
    Fidelity Aggressive Growth Fund                                        36.17    1,100,153.66       39,792,558
    Fidelity Diversified International Fund                                21.94      372,918.87        8,181,840
    PIMCO Total  Return Fund                                               10.39      399,271.03        4,148,426
                                                                                                       74,031,485
Insurance Contracts:
    CIGNA Insurance Company  #25237  4/02/01   6.90%                        1.00       7,542,029        7,542,029
    CIGNA Insurance Company  #25237  10/01/01   6.51%                       1.00      15,610,527       15,610,527
    CIGNA Insurance Company  #25247  10/01/02   5.67%                       1.00      30,294,918       30,294,918
    CIGNA Insurance Company  #25277  4/01/03   6.10%                        1.00      22,433,594       22,433,594
    Metropolitan Life Insurance Company  #24623  04/02/01  6.63%            1.00      17,082,551       17,082,551
    Massachusetts Mutual 35055  10/01/03  7.14%                             1.00      32,547,313       32,547,313
    New York Life Insurance Company #31045  04/02/01   6.33%                1.00      18,668,329       18,668,329
    New York Life Insurance Company #30818  04/03/02   6.13%                1.00      21,802,472       21,802,472
    Principal Mutual Life Insurance Company
      #4-4402-VII  10/01/03  6.91%                                          1.00      15,989,626       15,989,626
    Principal Mutual Life Insurance Company
      #4-4402-V  10/01/02  6.00%                                            1.00      16,797,409       16,797,409
    TransAmerica Occidental Life Insurance Company
      #51426  10/01/01  6.89%                                               1.00       9,977,978        9,977,978
    Travelers Life & Annuity Insurance Company
      #17028  5/01/02  5.47%                                                1.00       7,772,041        7,772,041
                                                                                                      216,518,787
Money Market Funds:
    Fidelity Investments Short Term Investment Fund                                                    11,942,373

Participant Loans:   (7.0% - 11.0%)
Dun & Bradstreet Corp Various Loans to Participants                                                     9,906,526
             Total assets held for investment purposes                                               $777,037,337
